FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

December 11, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On December 11, 2002, NovaGold Resources Inc. reported that it had received a certificate of title from Placer Dome for the assignment of a 70% interest in the Donlin Creek exploration and mining lease agreement. Placer Dome will make an option decision on the project by mid-February. NovaGold and Placer Dome are jointly funding the current program during the decision period.

NovaGold also announced that follow-up core results continue to intercept high-grade gold mineralization south and east of the Acma deposit and south of the Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome in February or March upon receipt of the final assays from this season’s drill program.

Optimization metallurgical testwork is now underway with Hazen Labs and Newmont Mining Corporation’s Metallurgical Services. Initial flotation optimization studies demonstrate improved recoveries using Newmont’s patented N2TEC technology.

Item Five - Full Description of Material Change

On December 11, 2002, NovaGold Resources Inc. reported that it had received a certificate of title from Placer Dome for the assignment of a 70% interest in the Donlin Creek exploration and mining lease agreement. Placer Dome will make an option decision on the project by mid-

February. NovaGold and Placer Dome are jointly funding the current program during the decision period.

NovaGold also announced that follow-up core results continue to intercept high-grade gold mineralization south and east of the Acma deposit and south of the Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome in February or March upon receipt of the final assays from this season’s drill program.

Optimization metallurgical testwork is now underway with Hazen Labs and Newmont Mining Corporation’s Metallurgical Services. Initial flotation optimization studies demonstrate improved recoveries using Newmont’s patented N2TEC technology.

NovaGold Receives Title to 70% Interest in the Donlin Creek Project

NovaGold has received an assignment of title from Placer Dome for a 70% interest in the Donlin Creek exploration and mining lease agreements with the underlying property owners Calista Corporation and the Kuskokwim Corporation. NovaGold earned its 70% interest in the deposit by investing US$10 million in exploration and development of the Donlin Creek Project over the past 15 months. Placer Dome now has until mid-February 2003 to determine its future level of participation in the project (see previous NovaGold news release on November 26th 2002).

Under any of the option scenarios, NovaGold shareholders should see considerable added value as Donlin Creek’s gold resources continue to expand and as the project advances through Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. At the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year.

2002 Drill Program Completed, Comprehensive Resource Estimate in Progress

The last of the delineation core drilling at Donlin Creek has been completed for the 2002 drill program. The in-fill drilling to upgrade the new resource areas continues to return excellent results. The gold mineralization intercepted during the fall program should add significant additional resource ounces to the previously released interim resource update. The drilling should also upgrade a significant portion of the new high-grade gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to the Measured and Indicated resource categories. Following the receipt of the final drill assay results in January a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

Current results include very strong holes from the South Acma area including DC02-869 that intersected 5 significant zones including 19.9 meters grading 6.73 g/t, and DC02-870 with 4 significant zones including 62.0 meters grading 6.76 g/t gold. Results from the East Acma area included DR02-837 with 12.2 meters grading 6.75 g/t, DC02-878 with 16.3 meters grading 13.31 g/t, DC02-881 with 17.2 meters grading 6.21 g/t and DC02-882 with 31.4 meters grading 5.42 g/t gold. The results from both South and East Acma have significantly extended the known mineralization to depth and along the length of the system.

During the 2002 program, NovaGold completed 347 drill holes (195 core holes and 152 rotary holes) for a total of 51,009 meters (167,352 feet). This includes 39,158 meters (128,472 feet) of core drilling and 11,851 meters (38,880 feet) of rotary drilling in 2002. A table entitled "New Donlin Creek Summary Drill Results and Sample Protocol" was included in the press release.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Drill holes marked with an asterisk (*) indicate some final assays are still pending.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link:

http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

Optimizing Metallurgical Studies in Progress, Excellent Initial Results Received

Since 1996 a series of comprehensive metallurgical test programs have been completed on the Donlin Creek deposit by Placer Dome Technical Services and several independent laboratories. These programs have demonstrated that gold recoveries in excess of 90% are achievable using conventional sulfide flotation concentration followed by oxidation of the concentrate and cyanidation for gold recovery. These metallurgical studies have included bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery.

As part of the independent Preliminary Economic Assessment Study released March 2002, AMEC E&C Services Limited of Vancouver reviewed the previous metallurgical programs and identified a number of opportunities to enhance the overall gold recoveries through process optimization. These include optimizing the grind size, flotation recovery, and leaching recovering processes – particularly for the sediment hosted mineralization.

Based on the recommendations by AMEC, NovaGold has engaged Hazen Labs and Newmont Mining Corporation’s Metallurgical Services both of Denver, Colorado to complete a series of additional metallurgical studies to look at process optimization. These programs will consist of additional ore characterization and refinement of bench-scale batch flotation and pressure oxidation and cyanidation test work. The results of these tests will define the recovery projections and process flow-sheet for the Pre-Feasibility Study and for subsequent continuous pilot-plant work in the Feasibility stage.

Initial results from Newmont Metallurgical Services, using their patented N2TEC flotation process are very encouraging with recoveries from intrusive material averaging 96% and sediment hosted ore averaging 90%. These flotation recoveries confirm the results of previous studies by Placer Dome and represent an improvement over the average figures used in the March 2002 Preliminary Economic Assessment Study. Hazen Labs is currently completing other flotation optimization studies in parallel with the work being completed by Newmont. The results of these studies will be evaluated in January to develop an optimal process flow-sheet and recoveries to be used in the Pre-Feasibility Study due mid-year.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has over $20 million in cash, no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 11th day of December, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Finishes 2002 Drilling At Donlin

December 11th, 2002, Vancouver – NovaGold Resources Inc.

Highlights

  NovaGold has received a certificate of title from Placer Dome for the assignment of a 70% interest in the Donlin Creek exploration and mining lease agreement. Placer Dome will make an option decision on the project by mid-February. NovaGold and Placer Dome are jointly funding the current program during the decision period.
  Follow-up core results continue to intercept high-grade gold mineralization south and east of the Acma deposit and south of the Aurora and 400 Zones. A final comprehensive resource estimate will be completed jointly with Placer Dome in February or March upon receipt of the final assays from this season’s drill program.
  Optimization metallurgical testwork is now underway with Hazen Labs and Newmont Mining Corporation’s Metallurgical Services. Initial flotation optimization studies demonstrate improved recoveries using Newmont’s patented N2TEC technology.

NovaGold Receives Title to 70% Interest in the Donlin Creek Project

NovaGold has received an assignment of title from Placer Dome for a 70% interest in the Donlin Creek exploration and mining lease agreements with the underlying property owners Calista Corporation and the Kuskokwim Corporation. NovaGold earned its 70% interest in the deposit by investing US$10 million in exploration and development of the Donlin Creek Project over the past 15 months. Placer Dome now has until mid-February 2003 to determine its future level of participation in the project (see previous NovaGold news release on November 26th 2002). Under any of the option scenarios, NovaGold shareholders should see considerable added value as Donlin Creek’s gold resources continue to expand and as the project advances through Pre-Feasibility, Feasibility and into production at potentially over 1 million ounces of gold per year. At the currently envisioned production levels, NovaGold’s potential annual share of gold production would likely range from 200,000 to 400,000 ounces of gold per year.

2002 Drill Program Completed, Comprehensive Resource Estimate in Progress

The last of the delineation core drilling at Donlin Creek has been completed for the 2002 drill program. The in-fill drilling to upgrade the new resource areas continues to return excellent results. The gold mineralization intercepted during the fall program should add significant additional resource ounces to the previously released interim resource update. The drilling should also upgrade a significant portion of the new high-grade gold mineralization at the Akivik, Aurora, 400, Acma and South Acma zones to the Measured and Indicated resource categories. Following the receipt of the final drill assay results in January a comprehensive resource estimate will be completed jointly with Placer Dome in February or March of 2003.

Current results include very strong holes from the South Acma area including DC02-869 that intersected 5 significant zones including 19.9 meters grading 6.73 g/t, and DC02-870 with 4 significant zones including 62.0 meters grading 6.76 g/t gold. Results from the East Acma area included DR02-837 with 12.2 meters grading 6.75 g/t, DC02-878 with 16.3 meters grading 13.31 g/t, DC02-881 with 17.2 meters grading 6.21 g/t and DC02-882 with 31.4 meters grading 5.42 g/t gold. The results from both South and East Acma have significantly extended the known mineralization to depth and along the length of the system.

During the 2002 program, NovaGold completed 347 drill holes (195 core holes and 152 rotary holes) for a total of 51,009 meters (167,352 feet). This includes 39,158 meters (128,472 feet) of core drilling and 11,851 meters (38,880 feet) of rotary drilling in 2002.

New Donlin Creek Summary Drill Results and Sample Protocol

		Length	Gold	Length	Gold
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)	Type	Area
DR02-837>	70.1 to 82.3	12.2	6.75	40.0	0.20	rotary	East Acma
DC02-869	106.1 to 126.0	19.9	6.73	65.3	0.20	Core	South Acma
	179.0 to 194.0	15.0	4.08	49.2	0.12	Core
	211.7 to 250.0	38.3	3.92	125.6	0.11	Core
	256.0 to 263.6	7.6	4.07	24.9	0.12	Core
	286.8 to 329.6	42.8	3.83	140.5	0.11	Core
DC02-870	74.0 to 80.1	6.1	6.40	20.1	0.19	Core	South Acma
	181.3 to 254.0	72.7	2.94	238.5	0.09	Core
	296.0 to 358.0	62.0	6.76	203.4	0.20	Core
	386.0 to 406.0	20.0	5.32	65.6	0.16	Core
DC02-872	238.0 to 246.0	8.0	4.39	26.3	0.13	Core	South Acma
	254.0 to 260.0	6.0	4.85	19.7	0.14	Core
DC02-874	10.0 to 16.0	6.0	3.33	19.7	0.10	Core	East Acma
DC02-875	377.0 to 405.7	28.7	4.89	94.2	0.14	Core	South Aurora
DC02-878*	52.0 to 56.0	4.0	5.64	13.1	0.16	Core	East Acma
	155.8 to 172.0	16.3	13.31	53.3	0.39	Core
	218.0 to 226.4	8.4	3.96	27.7	0.12	Core
DC02-879	6.5 to 9.0	2.5	5.84	8.2	0.17	Core	South 400
	46.0 to 48.0	2.0	6.91	6.6	0.20	Core
	95.0 to 107.0	12.0	3.19	39.4	0.09	Core
	183.0 to 189.0	6.0	4.99	19.7	0.15	Core
DC02-881*	104.0 to 121.2	17.2	6.21	56.43	0.18	Core	East Acma
	134.4 to 138.0	3.6	4.32	11.81	0.13	Core
	164.0 to 168.0	4.0	10.32	13.12	0.30	Core
DC02-882	85.5 to 116.9	31.4	5.42	103.02	0.16	Core	East Acma
DC02-887*	27.5 to 30.1	2.6	7.28	8.56	0.21	Core	North of Acma
DC02-888*	14.9 to 19.0	4.1	5.08	13.29	0.15	Core	North of Acma
DC02-889*	69.0 to 71.0	2.0	9.46	6.56	0.28	Core	North of Acma
	83.9 to 88.6	4.7	11.11	15.35	0.32	Core
DC02-890	61.5 to 73.0	11.5	3.17	37.83	0.09	Core	North Aurora
	104.0 to 108.1	4.1	3.61	13.29	0.11	Core
	153.0 to 155.0	2.0	9.63	6.56	0.28	Core
DC02-891*	57.6 to 61.0	3.4	4.27	11.09	0.12	Core	North Aurora
	114.0 to 115.2	1.2	31.85	3.94	0.93	Core
	125.0 to 128.0	3.0	3.84	9.84	0.11	Core
DC02-892*	40.2 to 47.0	6.8	3.13	22.18	0.09	Core	North Aurora
	50.0 to 54.0	4.0	6.53	13.12	0.19	Core
	137.0 to 149.0	12.0	3.55	39.37	0.10	Core
DC02-893	107.7 to 115.0	7.3	2.95	23.85	0.09	Core	North Aurora

The drill program and sampling protocol are managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. Database quality control and quality assurance standards are overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Drill holes marked with an asterisk (*) indicate some final assays are still pending.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

Optimizing Metallurgical Studies in Progress, Excellent Initial Results Received

Since 1996 a series of comprehensive metallurgical test programs have been completed on the Donlin Creek deposit by Placer Dome Technical Services and several independent laboratories. These programs have demonstrated that gold recoveries in excess of 90% are achievable using conventional sulfide flotation concentration followed by oxidation of the concentrate and cyanidation for gold recovery. These metallurgical studies have included bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach (CIL) cyanidation recovery. As part of the independent Preliminary Economic Assessment Study released March 2002, AMEC E&C Services Limited of Vancouver reviewed the previous metallurgical programs and identified a number of opportunities to enhance the overall gold recoveries through process optimization. These include optimizing the grind size, flotation recovery, and leaching recovering processes –particularly for the sediment hosted mineralization.

Based on the recommendations by AMEC, NovaGold has engaged Hazen Labs and Newmont Mining Corporation’s Metallurgical Services both of Denver, Colorado to complete a series of additional metallurgical studies to look at process optimization. These programs will consist of additional ore characterization and refinement of bench-scale batch flotation and pressure oxidation and cyanidation test work. The results of these tests will define the recovery projections and process flow-sheet for the Pre-Feasibility Study and for subsequent continuous pilot-plant work in the Feasibility stage.

Initial results from Newmont Metallurgical Services, using their patented N2TEC flotation process are very encouraging with recoveries from intrusive material averaging 96% and sediment hosted ore averaging 90%. These flotation recoveries confirm the results of previous studies by Placer Dome and represent an improvement over the average figures used in the March 2002 Preliminary Economic Assessment Study. Hazen Labs is currently completing other flotation optimization studies in parallel with the work being completed by Newmont. The results of these studies will be evaluated in January to develop an optimal process flow-sheet and recoveries to be used in the Pre-Feasibility Study due mid-year.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has over $20 million in cash, no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963 E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net